Atlassian Announces First Quarter Fiscal Year 2018 Results

Quarterly revenue of $193.8 million, up 42% year-over-year
Quarterly IFRS operating margin of (12%) and non-IFRS operating margin of 19%
Quarterly free cash flow of $62.7 million

SAN FRANCISCO (October 19, 2017) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its first quarter of fiscal 2018 ended September 30, 2017 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“We had a great start to fiscal 2018, the highlight of which was our largest-ever user conference - Atlassian Summit,” said Scott Farquhar, Atlassian’s co-CEO and co-founder. “It was amazing to experience the enthusiasm of the Atlassian community at Summit, and to hear how passionate our users and partners are about championing our products. We were also excited to showcase our latest on-premises and cloud innovations, including Stride - a complete team communication solution built from the ground up to help teams more effectively work together.”

First Quarter Fiscal Year 2018 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $193.8 million for the first quarter of fiscal 2018, up 42% from $136.8 million for the first quarter of fiscal 2017.

•
Operating Loss and Operating Margin: Operating loss was $22.3 million for the first quarter of fiscal 2018, compared with $5.1 million for the first quarter of fiscal 2017. Operating margin was (12%) for the first quarter of fiscal 2018, compared with (4%) for the first quarter of fiscal 2017.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $14.0 million for the first quarter of fiscal 2018, compared with $2.6 million for the first quarter of fiscal 2017. Net loss per diluted share was $0.06 for the first quarter of fiscal 2018, compared with $0.01 for the first quarter of fiscal 2017.

•	Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the first quarter of fiscal 2018 totaled $613.5 million.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $36.1 million for the first quarter of fiscal 2018, compared with $27.8 million for the first quarter of fiscal 2017. Operating margin was 19% for the first quarter of fiscal 2018, compared with 20% for the first quarter of fiscal 2017.

•
Net Income and Net Income Per Diluted Share: Net income was $29.9 million for the first quarter of fiscal 2018, compared with $22.7 million for the first quarter of fiscal 2017. Net income per diluted share was $0.12 for the first quarter of fiscal 2018, compared with $0.10 per diluted share for the first quarter of fiscal 2017.

•
Free Cash Flow: Cash flow from operations for the first quarter of fiscal 2018 was $65.2 million, while capital expenditures totaled $2.5 million, resulting in free cash flow of $62.7 million, an increase of 140% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the first quarter of fiscal 2018 with a total customer count on an active subscription or maintenance agreement basis of 107,746. Atlassian added 4,246 net new customers during the quarter. Our total customer count also benefited from a one-time increase of 14,263 customers due primarily to Bitbucket Cloud pricing changes we made in May 2017, as Atlassian moved from a tiered pricing model to per-user pricing. As a result, certain organizations using Bitbucket Cloud who had not previously met our definition of a “customer” (an organization with a unique domain that has at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month), now qualify as customers.

•
Stride: Atlassian introduced its newest product - Stride, a complete team communication solution. Stride is a cloud-based offering that brings together best-in-class team messaging, audio and video conferencing, and collaboration tools. You can learn more at: https://www.stride.com/.

•
Updated Atlassian brand: Atlassian unveiled a new company brand that speaks to our open approach to work and teams. The rebrand is embodied in our refreshed company and product logos, which you can view at: https://www.atlassian.com/blog/announcements/our-bold-new-brand/.

Financial Targets:
Atlassian is providing its financial targets for the second quarter and full fiscal year 2018. The company’s financial targets are as follows:

•	Second Quarter Fiscal Year 2018:

•	Total revenue is expected to be in the range of $203 million to $205 million.

•	Gross margin is expected to be approximately 79% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (12%) on an IFRS basis and approximately 19% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.08) on an IFRS basis, and net income per diluted share is expected to be approximately $0.12 on a non-IFRS basis.

•
Weighted-average share count is expected to be in the range of 229 million to 231 million shares when calculating diluted IFRS net loss per share and in the range of 241 million to 243 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2018:

•	Total revenue is expected to be in the range of $841 million to $847 million.

•	Gross margin is expected to be approximately 79% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (13%) on an IFRS basis and approximately 19% on a non-IFRS basis.

•	Net loss per diluted share is expected to be in the range of ($0.35) to ($0.34) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.46 to $0.47 on a non-IFRS basis.

•
Weighted-average share count is expected to be in the range of 231 million to 233 million shares when calculating diluted IFRS net loss per share and in the range of 241 million to 243 million shares when calculating diluted non-IFRS net income per share.

•	Free cash flow is expected to be in the range of $250 million to $260 million, which includes capital expenditures that are expected to be in the range of $25 million to $30 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow have been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, October 19, 2017 at 2:00 P.M. Pacific Time (5:00 P.M. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10112579). International callers, please dial 1-412-317-0088 (access code 10112579).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.
About Atlassian
Atlassian unleashes the potential of every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 107,000 customers, across large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including Jira Software, Confluence, Stride, Trello, Bitbucket and Jira Service Desk at https://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Paul Loeffler
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:
Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets and related income tax effects on these items.
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets and the related income tax effects on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the related income tax effects on these items allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our board of directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2017	2016
Revenues:
Subscription	$84,378	$49,931
Maintenance	76,315	61,741
Perpetual license	19,930	17,501
Other	13,195	7,614
Total revenues	193,818	136,787
Cost of revenues (1) (2)	40,090	22,562
Gross profit	153,728	114,225
Operating expenses:
Research and development (1)	94,862	67,458
Marketing and sales (1) (2)	45,466	24,980
General and administrative (1)	35,725	26,915
Total operating expenses	176,053	119,353
Operating loss	(22,325)	(5,128)
Other non-operating expense, net	(665)	(63)
Finance income	1,255	1,322
Finance costs	(9)	(7)
Loss before income tax benefit	(21,744)	(3,876)
Income tax benefit	7,750	1,239
Net loss	$(13,994)	$(2,637)
Net loss per share attributable to ordinary shareholders:
Basic	$(0.06)	$(0.01)
Diluted	$(0.06)	$(0.01)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	228,156	218,504
Diluted	228,156	218,504

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended September 30,
	2017	2016
Cost of revenues	$2,992	$1,339
Research and development	25,971	16,999
Marketing and sales	6,209	3,515
General and administrative	8,953	8,670

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended September 30,
	2017	2016
Cost of revenues	$5,293	$2,202
Marketing and sales	9,022	196

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)
(unaudited)

	September 30, 2017	June 30, 2017
Assets
Current assets:
Cash and cash equivalents	$305,871	$244,420
Short-term investments	307,669	305,499
Trade receivables	30,509	26,807
Current tax receivables	12,627	12,445
Prepaid expenses and other current assets	20,184	23,317
Total current assets	676,860	612,488
Non-current assets:
Property and equipment, net	38,944	41,173
Deferred tax assets	200,026	188,239
Goodwill	311,967	311,900
Intangible assets, net	106,547	120,789
Other non-current assets	9,202	9,269
Total non-current assets	666,686	671,370
Total assets	$1,343,546	$1,283,858
Liabilities
Current liabilities:
Trade and other payables	$75,494	$73,192
Current tax liabilities	1,382	2,207
Provisions	6,156	6,162
Deferred revenue	264,329	245,306
Total current liabilities	347,361	326,867
Non-current liabilities:
Deferred tax liabilities	43,920	43,950
Provisions	3,631	3,333
Deferred revenue	13,873	10,691
Other non-current liabilities	5,392	4,969
Total non-current liabilities	66,816	62,943
Total liabilities	$414,177	$389,810
Equity
Share capital	$22,905	$22,726
Share premium	451,810	450,959
Other capital reserves	485,018	437,346
Other components of equity	6,859	6,246
Accumulated deficit	(37,223)	(23,229)
Total equity	$929,369	$894,048
Total liabilities and equity	$1,343,546	$1,283,858

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended September 30,
	2017	2016
Operating activities
Loss before income tax	$(21,744)	$(3,876)
Adjustments to reconcile loss before income tax to net cash provided by operating activities:
Depreciation and amortization	20,580	8,042
Gain on sale of investments and other assets	(16)	(342)
Net unrealized foreign currency gain	(20)	(93)
Share-based payment expense	44,125	30,523
Interest income	(1,255)	(1,322)
Changes in assets and liabilities:
Trade receivables	(3,719)	627
Prepaid expenses and other assets	3,767	(5,186)
Trade and other payables, provisions and other non-current liabilities	1,153	(8,534)
Deferred revenue	22,205	7,688
Interest received	1,430	2,296
Income tax paid, net of refunds	(1,257)	(1,361)
Net cash provided by operating activities	65,249	28,462
Investing activities
Business combinations, net of cash acquired	—	(18,295)
Purchases of property and equipment	(2,564)	(2,391)
Proceeds from sale of other assets	—	342
Purchases of investments	(102,341)	(151,736)
Proceeds from maturities of investments	50,768	34,850
Proceeds from sales of investments	49,384	111,882
Increase in restricted cash	(132)	—
Payment of deferred consideration	—	(185)
Net cash used in investing activities	(4,885)	(25,533)
Financing activities
Proceeds from exercise of share options	877	3,717
Net cash provided by financing activities	877	3,717
Effect of exchange rate changes on cash and cash equivalents	210	390
Net increase in cash and cash equivalents	61,451	7,036
Cash and cash equivalents at beginning of period	244,420	259,709
Cash and cash equivalents at end of period	$305,871	$266,745

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2017	2016
Gross profit
IFRS gross profit	$153,728	$114,225
Plus: Share-based payment expense	2,992	1,339
Plus: Amortization of acquired intangible assets	5,293	2,202
Non-IFRS gross profit	$162,013	$117,766
Operating income
IFRS operating loss	$(22,325)	$(5,128)
Plus: Share-based payment expense	44,125	30,523
Plus: Amortization of acquired intangible assets	14,315	2,398
Non-IFRS operating income	$36,115	$27,793
Net income
IFRS net loss	$(13,994)	$(2,637)
Plus: Share-based payment expense	44,125	30,523
Plus: Amortization of acquired intangible assets	14,315	2,398
Less: Income tax effects and adjustments	(14,502)	(7,564)
Non-IFRS net income	$29,944	$22,720
Net income per share
IFRS net loss per share - basic	$(0.06)	$(0.01)
Plus: Share-based payment expense	0.19	0.13
Plus: Amortization of acquired intangible assets	0.06	0.01
Less: Income tax effects and adjustments	(0.06)	(0.03)
Non-IFRS net income per share - basic	$0.13	$0.10

IFRS net loss per share - diluted	$(0.06)	$(0.01)
Plus: Share-based payment expense	0.18	0.13
Plus: Amortization of acquired intangible assets	0.06	0.01
Less: Income tax effects and adjustments	(0.06)	(0.03)
Non-IFRS net income per share - diluted	$0.12	$0.10
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	228,156	218,504
Plus: Dilution from share options and RSUs (1)	12,617	15,609
Weighted-average shares used in computing diluted non-IFRS net income per share	240,773	234,113
Free cash flow
IFRS net cash provided by operating activities	$65,249	$28,462
Less: Capital expenditures	(2,564)	(2,391)
Free cash flow	$62,685	$26,071

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three ended September 30, 2017 and 2016 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(as a percentage of total revenues)
(unaudited)

	Three Months Ended September 30,
	2017	2016
Operating margin
IFRS operating margin	(12%)	(4%)
Plus: Share-based payment expense	24	22
Plus: Amortization of acquired intangible assets	7	2
Non-IFRS operating margin	19%	20%

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending December 31, 2017	Fiscal Year Ending June 30, 2018
Revenue	$203 million to $205 million	$841 million to $847 million

IFRS gross margin	79%	79%
Plus: Share-based payment expense	2	2
Plus: Amortization of acquired intangible assets	3	3
Non-IFRS gross margin	84%	84%

IFRS operating margin	(12%)	(13%)
Plus: Share-based payment expense	24	25
Plus: Amortization of acquired intangible assets	7	7
Non-IFRS operating margin	19%	19%

IFRS net loss per share - diluted	($0.08)	($0.35) to ($0.34)
Plus: Share-based payment expense	0.21	0.86
Plus: Amortization of acquired intangible assets	0.06	0.24
Less: Income tax effects and adjustments	(0.07)	(0.29)
Non-IFRS net income per share - diluted	$0.12	$0.46 to $0.47

Weighted-average shares used in computing diluted IFRS net loss per share	229 million to 231 million	231 million to 233 million
Dilution from share options and RSUs (1)	12 million	10 million
Weighted-average shares used in computing diluted non-IFRS net income per share	241 million to 243 million	241 million to 243 million

IFRS net cash provided by operating activities		$275 million to $290 million
Less: Capital expenditures		(25 million) to (30 million)
Free cash flow		$250 million to $260 million

(1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending December 31, 2017 and fiscal year ending June 30, 2018 because the effect would be anti-dilutive.